Filed Pursuant to Rule 424(b)(5)
Registration No. 333-283210

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 20, 2024, as supplemented by Prospectus Supplement dated June 13, 2025)

Up to $100,000,000

Common Stock

This prospectus supplement (“Prospectus Supplement”) amends and supplements the information in the prospectus supplement dated November 20, 2024, as filed with the Securities and Exchange Commission on November 13, 2024, as supplemented by our prospectus supplement dated June 13, 2025 (as supplemented, the “ATM Prospectus”), relating to the offer and sale of shares of our common stock, par value $0.001 per share, pursuant to the terms of that certain Sales Agreement, as amended (the “Sales Agreement”) with Guggenheim Securities, LLC (“Guggenheim Securities”). This Prospectus Supplement should be read in conjunction with the ATM Prospectus and Registration Statement on Form S-3 containing the base prospectus dated November 20, 2024 (File No. 333-283210) (collectively, the “Prospectus”), and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus, and any future amendments or supplements thereto. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements.

Since our entry into the Sales Agreement, we have offered and sold 8,785,514 shares of common stock, as adjusted to reflect the effect of our June 2025 reverse stock split, for gross proceeds of approximately $43.5 million.

We are filing this Prospectus Supplement to supplement the ATM Prospectus to disclose that on November 14, 2025, we entered into Amendment No. 1 to Sales Agreement to increase the amount of Placement Shares that we may sell through Guggenheim Securities under the Sales Agreement to $100,000,000.

Our common stock is listed and traded on The Nasdaq Capital Market (“Nasdaq”) under the symbol “UNCY.” On November 13, 2025, the last reported sale price of our common stock on Nasdaq was $5.33 per share.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”) and a smaller reporting company as defined under Rule 405 of the Securities Act, and as such, we have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” in the Prospectus and the documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Amendment, the Prospectus Supplement or the Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Guggenheim Securities

The date of this Prospectus Supplement is November 14, 2025.